November 15, 2016

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:        Justin Dobbie, Legal Branch Chief

Re:    TransDigm Inc.

          TransDigm Group Incorporated

          Registration Statement on Form S-4

          Filed November 15, 2016

Ladies and Gentlemen:

On the date hereof, TransDigm Inc., a Delaware corporation (the “Company”), and TransDigm Group Incorporated, Acme Aerospace, Inc., Adams Rite Aerospace, Inc., AeroControlex Group, Inc., Aerosonic LLC, Airborne Acquisition, Inc., Airborne Global, Inc., Airborne Holdings, Inc., Airborne Systems NA Inc., Airborne Systems North America Inc., Airborne Systems North America of CA Inc., Airborne Systems North America of NJ Inc., AmSafe, Inc., AmSafe Global Holdings, Inc., Arkwin Industries, Inc., Aviation Technologies, Inc., Avionic Instruments LLC, Avionics Specialties, Inc., AvtechTyee, Inc., Beta Transformer Technology Corporation, Beta Transformer Technology LLC, Breeze-Eastern LLC, Bridport-Air Carrier, Inc., Bridport Erie Aviation, Inc., Bridport Holdings, Inc., Bruce Aerospace Inc., CDA InterCorp LLC, CEF Industries, LLC, Champion Aerospace LLC, Data Device Corporation, Dukes Aerospace, Inc., Electromech Technologies LLC, HARCO LLC, Hartwell Corporation, ILC Holdings, Inc., ILC Industries, LLC, Johnson Liverpool LLC, MarathonNorco Aerospace, Inc., McKechnie Aerospace DE, Inc., McKechnie Aerospace Holdings, Inc., McKechnie Aerospace Investments, Inc., McKechnie Aerospace US LLC, Pexco Aerospace, Inc., PneuDraulics, Inc., Schneller LLC, Semco Instruments, Inc., Shield Restraint Systems, Inc., Skurka Aerospace Inc., Tactair Fluid Controls, Inc., Telair International LLC, Telair US LLC, Texas Rototronics, Inc., Transicoil LLC, Whippany Actuation Systems, LLC and Young & Franklin Inc. (collectively, the “Guarantors” and, together with the Company, the “Registrants”) filed with the Securities and Exchange Commission (the “Commission”) the Registration Statement on Form S-4 relating to the offer to exchange (the “Exchange Offer”) up to $950,000,000 aggregate principal amount of the Company’s 6.375% Senior Subordinated Notes due 2026 (the “Exchange Notes”) registered under the Securities Act of 1933 (the “Securities Act”), for any and all of the Company’s outstanding 6.375% Senior Subordinated Notes due 2026, which were issued on June 9, 2016.

The Registrants are registering the Exchange Offer in reliance on the Commission staff’s position enunciated in the letters issued to Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). In accordance with the Commission staff’s position set forth in those letters, the Registrants make the following representations to the Commission:

1.	The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.	The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is using the Exchange Offer to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the Commission staff’s position enunciated in Exxon Capital Holdings Corporation or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3.	The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (a) by executing the letter of transmittal or similar documentation, any such broker-dealer represents that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such existing securities pursuant to the Exchange Offer and (b) any such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute Exchange Notes. The Registrants will include in the letter of transmittal or similar documentation a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Registrants will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business; (b) by accepting the Exchange Offer, the exchange offeree represents that it is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes; and (c) the offeree is not an “affiliate” of the Registrants within the meaning of Rule 405 under the Securities Act.

*        *        *

Very truly yours,

TRANSDIGM INC.

By:	/s/ Terrance M. Paradie
	Name:	Terrance M. Paradie
	Title:	Executive Vice President and Chief Financial Officer

TRANSDIGM GROUP INCORPORATED

By:	/s/ Terrance M. Paradie
	Name:	Terrance M. Paradie
	Title	Executive Vice President and Chief Financial Officer

ACME AEROSPACE, INC.

ADAMS RITE AEROSPACE, INC.

AIRBORNE SYSTEMS NORTH AMERICA OF NJ INC.

AMSAFE GLOBAL HOLDINGS, INC.

AMSAFE, INC.

ARKWIN INDUSTRIES, INC.

AVTECHTYEE, INC.

BRUCE AEROSPACE INC.

DUKES AEROSPACE, INC.

ELECTROMECH TECHNOLOGIES LLC

By:	McKechnie Aerospace Investments, Inc., its sole member
HARTWELL CORPORATION JOHNSON LIVERPOOL LLC
By:	Young & Franklin Inc., its sole member

MARATHONNORCO AEROSPACE, INC.

MCKECHNIE AEROSPACE INVESTMENTS, INC.

PEXCO AEROSPACE, INC.

PNEUDRAULICS, INC.

SHIELD RESTRAINT SYSTEMS, INC.

SEMCO INSTRUMENTS, INC.

SKURKA AEROSPACE INC.

TACTAIR FLUID CONTROLS, INC.

TEXAS ROTRONICS, INC.

YOUNG & FRANKLIN INC.

By:	/s/ Terrance M. Paradie
	Name:	Terrance M. Paradie
	Title:	Chief Executive Officer

[Signature Page to Exxon Letter]

AEROCONTROLEX GROUP, INC.

AIRBORNE ACQUISITION, INC.

AIRBORNE GLOBAL, INC.

AIRBORNE HOLDINGS, INC.

AVIATION TECHNOLOGIES, INC.

BRIDPORT HOLDINGS, INC.

BRIDPORT-AIR CARRIER, INC.

MCKECHNIE AEROSPACE DE, INC.

MCKECHNIE AEROSPACE US LLC

By:	McKechnie Aerospace DE, Inc., its sole member
TRANSICOIL LLC
By:	Aviation Technologies, Inc., its sole member

By:	/s/ Terrance M. Paradie
	Name:	Terrance M. Paradie
	Title:	President and Chief Executive Officer

AEROSONIC LLC AVIONIC INSTRUMENTS LLC BREEZE-EASTERN LLC CDA INTERCORP LLC CEF INDUSTRIES, LLC CHAMPION AEROSPACE LLC HARCO LLC SCHNELLER LLC TELAIR US LLC WHIPPANY ACTUATION SYSTEMS, LLC
By:	TransDigm Inc., its sole member
TELAIR INTERNATIONAL LLC
By:	Telair US LLC, its sole member

By:	/s/ Terrance M. Paradie
	Name:	Terrance M. Paradie
	Title:	Executive Vice President and Chief Financial Officer

AIRBORNE SYSTEMS NA INC. AIRBORNE SYSTEMS NORTH AMERICA INC. AVIONICS SPECIALTIES, INC. MCKECHNIE AEROSPACE HOLDINGS, INC.

By:	/s/ Terrance M. Paradie
	Name:	Terrance M. Paradie
	Title:	President

[Signature Page to Exxon Letter]

BRIDPORT ERIE AVIATION, INC.

By:	/s/ Terrance M. Paradie
	Name: Title:	Terrance M. Paradie Vice President and Treasurer

AIRBORNE SYSTEMS NORTH AMERICA OF CA INC.

By:	/s/ Sean P. Maroney
	Name: Title:	Sean P. Maroney Treasurer

BETA TRANSFORMER TECHNOLOGY CORPORATION BETA TRANSFORMER TECHNOLOGY LLC
By:	Beta Transformer Technology Corporation, its sole member
DATA DEVICE CORPORATION ILC HOLDINGS, INC. ILC INDUSTRIES, LLC
By:	ILC Holdings, Inc., its sole member

By:	/s/ Halle F. Terrion
	Name: Title:	Halle F. Terrion Secretary

cc:	Christopher M. Kelly, Esq. (Jones Day)

John T. Owen, Esq. (Jones Day)

[Signature Page to Exxon Letter]